UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Kirkland’s, Inc.

(Name of Issuer)
Common Stock, no par value per share

(Title of Class of Securities)
497498 10 5

(CUSIP Number)
Carl Turner Kirkland
431 Smith Lane
Jackson, Tennessee 38301

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 22, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	497498 10 5	SCHEDULE 13D	Page	2	of	5 Pages

1	NAMES OF REPORTING PERSONS Carl Turner Kirkland

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		4,802,862*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,802,862*

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,802,862*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Includes options to purchase 15,000 shares of Common Stock which are exercisable within 60 days of September 10, 2008.

CUSIP No.	497498 10 5	SCHEDULE 13D	Page	3	of	5 Pages

Item 1.	Security and Issuer.
     This Schedule 13D relates to the common stock, no par value per share (the “Common Stock”) of Kirkland’s, Inc., whose principal executive offices are located at 431 Smith Lane, Jackson, Tennessee 38301 (the “Issuer”).

Item 2.	Identity and Background.
(a)	The name of the reporting person is Carl Turner Kirkland (the “Reporting Person”).

(b)	The business address of the Reporting Person is 431 Smith Lane, Jackson, Tennessee 38301.

(c)	The Reporting Person is the retired Chairman of the Board and current Chairman Emeritus of Kirkland’s, Inc. whose principal business address is 431 Smith Lane, Jackson, Tennessee 38301.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.
     The amount of funds used in making the purchase was $6,754,862.40. The source of the funds is described in the following sentences of this Item 3. Kirkland Aviation, Inc., a corporation owned by the Reporting Person and his spouse, obtained a loan from Bank of America in the amount of $4,000,000, which was used by the Reporting Person to partially finance the purchase of 3,464,032 shares of Common Stock as described below in Item 5(c). The loan from Bank of America to the Reporting Person is secured by the aircraft owned by Kirkland Aviation, Inc. In addition, the Reporting Person obtained a loan from Great Midwest Bank in the amount of $3,500,000 to partially finance the purchase of 3,464,032 shares of Common Stock as described below in Item 5(c). The loan from Great Midwest Bank is secured by a mortgage on residential real estate owned by the Reporting Person.

Item 4.	Purpose of Transaction.
     The 3,464,032 shares of Common Stock were acquired by the Reporting Person for investment purposes.

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     Through his presence on the Board of Directors, the Reporting Person expects to influence the Issuer regarding its current operations and prospects, possible changes in the composition of its board of directors or management, and other matters pertaining to its business. The Reporting Person may in the future acquire additional Common Stock or other securities of the Issuer, in the open market, in privately-negotiated purchases or otherwise and may also, depending on then current circumstances, dispose of all or a portion of the Common Stock beneficially owned by him in one or more transactions. Additionally, the Reporting Person reserves the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities, and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent deemed advisable by the Reporting Person.
     Except as set forth in this statement, the Reporting Person currently has no plans or proposals that relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
(a)	The Reporting Person beneficially owns an aggregate of 4,802,862 shares of Common Stock, representing 24.5% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer’s Form 10-Q filed on September 15, 2008), including options to purchase 15,000 shares of Common Stock which are exercisable within 60 days of September 10, 2008.

(b)	The Reporting Person has the sole right to vote, or direct the vote, and sole power to dispose of, or direct the disposition of, the 4,802,862 shares of Common Stock owned by the Reporting Person.

(c)	On September 22, 2008, the Reporting Person acquired 2,547,470 shares of Common Stock from Global Private Equity II Limited Partnership, 829,199 shares of Common Stock from Advent Direct Investment Program Limited Partnership, and 87,363 shares of Common Stock from Advent Partners Limited Partnership. The Reporting Person paid $1.95 per share for the shares of Common Stock. The transaction was a privately negotiated transaction between the Reporting Person and the sellers.

(d)	Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,802,862 shares of Common Stock owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.
     To the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which

CUSIP No.	497498 10 5	SCHEDULE 13D	Page	5	of	5 Pages
would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1 —	Amended and Restated Stock Purchase Agreement dated as of September 10, 2008 by and among the Reporting Person and Global Private Equity II Limited Partnership, Advent Direct Investment Program Limited Partnership and Advent Partners Limited Partnership

Exhibit 99.2 —	Business Loan Agreement between Kirkland Aviation, Inc. and Bank of America, N.A.

Exhibit 99.3 —	Adjustable Rate Note between Carl Kirkland and Great Midwest Bank.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 30, 2008

CARL TURNER KIRKLAND
/s/ Carl T. Kirkland